1934 Act Registration No. 33 - 96234

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2003

MTR CORPORATION LIMITED

(Translation of registrant’s name into English)

MTR Tower

Telford Plaza

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ✓         Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             )

EXHIBITS

Exhibit Number		Page

1.1	Press Release dated February 12, 2003.	4

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong

Name:	Lila Fong
Title:	Legal Manager (Secretarial)

Date: February 13, 2003

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Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MTR Corporation Limited

(Incorporated in Hong Kong with limited liability)

Chairman not to seek renewal of his contract

Mr. Jack So informed the Board of MTR Corporation Limited (the “Corporation”) today that he would not seek to renew his contract as Chairman and Chief Executive of the Corporation when his current contract expires in September this year.

The Board expresses regret over Mr. So’s decision and it attaches great importance to Mr. So’s stewardship of the Corporation over many years. The Board will consider its future course of action on succession in the light of Mr. So’s notice.

By order of the Board

Leonard Bryan Turk

Company Secretary

MTR Corporation Limited

Hong Kong, 12th February, 2003

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